EXHIBIT 99.1

Pengrowth Announces Fourth Quarter 2017 and Full Year 2017 Results as Well as 2017 Reserve Results

CALGARY, Alberta, Feb. 28, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (TSX:PGF) (NYSE:PGH) today announced its operating and financial results for the fourth quarter and full year 2017 along with year-end 2017 reserve results.

“In 2017 we concluded our significant transformation that has resulted in a restructured and refocused Company with two 100 percent owned and operated growth assets at Lindbergh and Groundbirch”, commented Derek Evans, President and Chief Executive Officer of Pengrowth.

“We disposed of our high cost legacy assets and applied approximately $1.0 billion of sale proceeds to debt reduction. This leaves us with a much healthier balance sheet and a much more focused long-life, high quality asset base characterized by excellent low cost growth potential and significantly reduced cost structures.”

“In 2018, our capital program is expected to demonstrate the potential of this long-life, high quality asset base through double-digit percentage growth in production from approximately 19,000 barrels of oil equivalent (boe) per day at the start of the year, to approximately 24,000 boe per day by the end of the year. Leading the way will be our Lindbergh thermal production which is expected to grow from 14,000 bbl per day to approximately 18,000 bbl per day by year-end with operating costs that are expected to decrease by approximately 15 percent on a year over year basis. In addition, net operating and G&A cost structures are expected to decrease by approximately 18 percent and 36 percent, respectively, on a year over year basis.”

2017 Highlights:

Last year, Pengrowth delivered on its commitments to refocus its asset portfolio and strengthen its balance sheet to position the Company for growth in 2018

  Successfully closed asset dispositions for gross proceeds of approximately $1.0 billion in a very challenging asset disposition market.
  Reduced total debt before working capital by $1.08 billion during 2017 to a level of $610.5 million at year-end 2017.
  Formalized an agreement with lenders under its syndicated credit facility and term note agreements, waiving and relaxing certain financial covenants until December 31, 2019.
  Enhanced cost structures with a 28 percent reduction in net operating expenses in 2017 compared to 2016, with fourth quarter 2017 net operating expenses falling 60 percent compared to fourth quarter 2016.
  Realigned G&A expenses to match the new focused asset base with reductions to costs of 20 percent in 2017 compared to 2016. Further G&A expense reductions are expected in the second half of 2018 upon completion of the Company’s workforce restructuring resulting in per boe G&A expenses of $2.46, representing a decrease of 36 percent from 2017 average costs.
  Managed exposure to WCS price fluctuations through physical hedges that provide price protection as well as pipeline apportionment protection. For 2018, 80 percent of projected WCS production is price protected at an average price differential of approximately U.S. $16.82 per bbl.
  Sold approximately 61 percent of original 2017 production guidance while only selling approximately 26 percent of Proved plus Probable Reserves.
  Realigned reserve base reflecting the core focus assets of the Company, with Lindbergh and Groundbirch reserves accounting for 99 percent of the Company’s Total Proved plus Probable Reserves at December 31, 2017 and approximately 90 percent of 2018 forecast production.
  Reduced the number of wellbores, operated facilities and kilometers of operated pipelines by greater than 80 percent, resulting in a significant reduction in potential environmental liabilities.
  Reduced the Discounted Asset Retirement Obligations (ARO) by $415.6 million year over year from $652.3 million on December 31, 2016 to $236.7 million (with $110 million pre-funded) on December 31, 2017.
  Established a year-end net present value for Proved plus Probable Reserves (10 percent discount, before tax) of $2.17 billion resulting in a net asset value (NAV) per share of $3.01 at GLJ pricing.

Operations

Pengrowth achieved full year 2017 average daily production of 40,428 boe per day, which was at the mid-point of the Company’s production guidance of 39,500 to 41,500 boe per day. Fourth quarter average daily production of 24,702 boe per day was slightly ahead of previous expectations for 24,500 boe per day. Fourth quarter and full year 2017 average daily production decreased 55 percent and 29 percent, respectively, compared to the same periods in 2016 mainly due to property divestments.

Net Operating and G&A Expenses

Fourth quarter and full year 2017 net operating expenses decreased $42.1 million or 60 percent and $77.0 million or 28 percent, respectively, compared to the same periods in 2016 primarily due to the absence of net operating expenses associated with the divested properties. The full year 2017 decrease in net operating expenses was partly offset by higher turnaround costs incurred in 2017 and higher purchased natural gas costs at Lindbergh. On a per boe basis, fourth quarter 2017 net operating expenses decreased $1.72 mostly driven by the disposition of properties with higher unit operating costs. Full year 2017 net operating expenses per boe remained relatively unchanged compared to the same period last year as decreases in production volumes and higher turnaround and fuel costs in 2017 offset decreases in costs.

Fourth quarter 2017 cash G&A expenses decreased $5.2 million or 29 percent compared to the fourth quarter 2016 primarily due to reductions in staffing as a result of asset dispositions. Full year 2017 cash G&A expenses decreased $13.8 million or 20 percent compared to the prior year, also driven by reductions in staffing and a decrease in cash-settled sharebased compensation expense.

Financial Results

Funds flow from operations amounted to $13.5 million ($0.02 per share) in the fourth quarter compared to funds flow of $111.7 million ($0.20 per share) for the same period in 2016. Full year 2017 funds flow from operations of $69.4 million ($0.13 per share) decreased 84 percent compared to funds flow of $429.7 million ($0.79 per share) during the same period last year. The decrease in funds flow was primarily driven by divested properties which resulted in lower volumes year over year combined with realized commodity risk management losses.

Pengrowth recorded a net loss of $210.4 million in the fourth quarter of 2017 compared to a net loss of $92.4 million in the fourth quarter of 2016 primarily due to impairment of the Groundbirch E&E gas asset, lower funds flow from operations primarily related to divested properties, realized foreign exchange losses recorded in the quarter as a result of the settlement of U.S. dollar swap contracts and loss on extinguishment of debt as a result of the debt restructuring completed in the quarter. These were partly offset by unrealized foreign exchange gains recorded in the fourth quarter of 2017, lower unrealized commodity risk management losses and lower DD&A expenses. Full year 2017 net loss was $683.8 million compared to a net loss of $293.7 million in 2016. The loss was due to impairment charges of $634.4 million (approximately $463 million after-tax) coupled with lower funds flow from operations related to 2017 divestments, partly offset by the absence of unrealized commodity risk management losses recorded in 2016 and lower DD&A expenses.

Financial Resources and Liquidity

Pengrowth’s total debt (excluding letters of credit) at December 31, 2017 amounted to Cdn $610.5 million compared to Cdn $1.7 billion at December 31, 2016. The Company was successful in reducing its total debt by over $1.0 billion through a combination of repayment of Cdn $126.6 million of 6.25% convertible debentures at maturity on March 31, 2017, US $400 million of the 6.35% senior term notes which matured on July 26, 2017 as well as prepaying US $265 million of the 6.98% senior term notes and Cdn $15 million of the 6.61% senior term notes, which were scheduled to mature on August 21, 2018. The majority of Pengrowth's long term debt and interest payments are denominated in US dollars and, as such, are subject to fluctuations in the exchange rate between the Canadian and US dollars. Pengrowth manages this foreign exchange exposure through swap contracts on the majority of its outstanding foreign denominated notes. At December 31, 2017 Pengrowth held US $255 million of swap contracts at a weighted average exchange rate of Cdn $0.75/US $1.00.

2018 capital and production plans: Setting the stage for growth

As previously disclosed, the Company’s Board of Directors approved a 2018 capital expenditure budget of $65 million.  2018 capital spending will be focused on adding production volumes at the Company’s two 100 percent owned and operated assets at Lindbergh and Groundbirch.

Pengrowth will continue with its optimization efforts at Lindbergh, where the Company has allocated approximately $45 million towards continued development and maintenance activities. Approximately $33 million of the Lindbergh capital has been allocated to optimization activities and an eight infill well drilling program. The remaining capital will be allocated to maintenance and enhancement activities to support the continued production growth from existing operations. The eight infill wells in the 2018 capital program are scheduled to be drilled in the second quarter of 2018 and are expected to be brought on stream in the fourth quarter of 2018, increasing Lindbergh production to approximately 18,000 bbl per day by the end of the year.

At Groundbirch, approximately $17 million of capital is being directed to the completion and tie-in of the four wells that were drilled in late 2017. The completion of these wells is expected to increase natural gas production from Groundbirch from the current 9.0 million cubic feet per day (MMcf per day) to approximately 30 MMcf per day, with the initial volumes coming on in April 2018. In addition to the drilling program, Pengrowth is working on the completion of a compression project which is expected to allow the Company to shift transportation of natural gas production at Groundbirch away from Station Two and onto the Nova Gas Transmission Limited (NGTL) system. Once the project is completed, it is anticipated that the majority of the natural gas produced by the Company (approximately 87 percent) will be transported to Lindbergh where it will be used to support the energy requirements of that project.

The pace of development at Groundbirch is expected to be dependent on the energy requirements for Lindbergh operations.

The 2018 capital budget is expected to grow production volumes through the course of the year from a December 2017 exit production rate of approximately 19,000 boe per day to an estimated 2018 exit rate of approximately 24,000 boe per day, representing double-digit production growth for 2018.

Year-end 2017 Reserves: Reshaped to reflect the new Pengrowth

Pengrowth’s reserves and resource values at year end 2017 were based on an independent engineering evaluation conducted by GLJ Petroleum Consultants Ltd. (GLJ) with an effective date of December 31, 2017, using the GLJ January 1, 2018 price forecast and prepared in accordance with National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGEH).

The legacy non-core asset dispositions that closed in 2017 resulted in a reserve profile that more closely reflects the remaining assets and development focus of the Company. In total, 158.3 million boe of Proved plus Probable reserves (based on a December 31, 2016 GLJ reserve evaluation) were sold as part of the disposition program.

  Pengrowth’s two key assets at Lindbergh and Groundbirch account for 99 percent of the Company’s Total Proved plus Probable reserves.
  Total Proved Reserves at Pengrowth’s Lindbergh thermal oil project increased by approximately 12 percent to 163.3 million boe as compared with year end 2016 Total Proved Reserves of 146.3 million boe. The increase was primarily due to extensions and improved recoveries, infill drilling as well as technical revisions, offset by produced volumes. Total Proved plus Probable Reserves of 317.1 million boe at Lindbergh remained essentially unchanged from 2016 as additions due to technical revisions offset volumes produced during the year.
  Total Proved Reserves at Pengrowth’s Groundbirch Montney gas project increased by approximately 30 percent to 152.8 billion cubic feet as compared with year end 2016 Total Proved Reserves of 117.5 billion cubic feet. The increase was primarily due to extensions and improved recoveries, technical revisions, and a land swap, offset by produced volumes. Total Proved plus Probable Reserves of 746.5 billion cubic feet increased by approximately six percent from 2016 reserves of 702.6 billion cubic feet due to the addition of volumes from a land swap, offset by produced volumes during the year.
  Overall, Pengrowth had Total Proved Reserves of 192.7 million boe and Total Proved plus Probable Reserves of 446.6 million boe compared to year-end 2016 reserves of 285.8 million boe and 608.5 million boe for Total Proved and Total Proved plus Probable Reserves, respectively. The decline in reserves year over year was solely attributable to assets sold as part of Pengrowth’s 2017 asset disposition program.
  Pengrowth’s three year average finding and development (F&D) costs were $6.95 per boe including changes in future development costs (FDC) for Proved plus Probable Reserves. Excluding changes to FDC, the three year F&D costs were $2.38 per boe for Proved plus Probable reserves. Pengrowth’s 2017 Finding and Development costs reflect the impacts from the large disposition program, and may not be comparable to prior year numbers. The three year average costs take out the impact of when reserves are booked and when the capital to develop them is spent.
  The approximate 27 percent decrease in Total Proved plus Probable Reserves compared to December 31, 2016 resulted from asset dispositions of 158.3 million boe and production of 14.8 million boe, offset by a combination of technical revisions and acquired reserves which added 11 million boe.

Net Asset Value

The following table provides a calculation of Pengrowth’s estimated NAV based on the estimated future net revenues associated with Pengrowth's Proved plus Probable Reserves. Pengrowth calculates NAV to measure its performance. NAV is not necessarily calculated in the same manner by all issuers. Accordingly, it should not be used to make comparisons amongst different issuers.

table 1. Net Asset Value – Before Income Tax
As at December 31, 2017

($ millions, except percentages and share numbers)	Discounted at 5%	Discounted at 10%
Value of total Proved plus Probable Reserves(1)	$3,976	$2,170
Undeveloped Land(2)	$26	$26
Long-term debt, including bank debt and working capital(3)	($744)	($744)
Reclamation funds(4)	$100	$100
Other assets/liabilities (asset retirement obligations, commodity contracts)(3)(5)	$242	$109
Net Asset Value	$3,600	$1,661
Shares outstanding (millions)	552	552
NAV per share ($ per share)	$6.52	$3.01

  Discounted net present value of GLJ total Proved plus Probable Reserves.
  Internal undeveloped land value estimate.
  See the 2017 Annual Financial Statements and Notes. Excludes letters of credit.
  Prepaid non-current portion of reclamation costs for Sable Offshore Energy Project and tax receivable.
  Internal estimated fair value of commodity contracts and other liabilities.

Further information on Pengrowth’s reserves and resources is available in the Company’s Annual Information Form (AIF) dated February 28, 2018, which is available on the Company’s website at www.pengrowth.com and on SEDAR at www.sedar.com as well as on EDGAR at www.sec.gov.

Executive Changes

On February 20, 2018, Pengrowth announced the planned retirement of Derek Evans as President and CEO effective March 15, 2018 and the appointment of Mr. Peter D. Sametz as his successor. Mr. Evans will continue in a transitional advisory role until June 30, 2018 to provide support during the leadership transition. In addition, on January 25, 2018, the Company announced the appointment of Randy Steele as Chief Operating Officer. Mr. Steele previously served as Senior Vice President, Conventional Operations with Pengrowth.

Outlook

As we turn the page on 2017, we look forward to a new chapter in 2018. The Company’s substantial success in selling assets, reducing its debt and refocusing its portfolio has redefined the Company and positioned it on the road for growth. The leaner, more focused Pengrowth is underpinned by two core assets at Lindbergh and Groundbirch that are expected to offer double-digit organic and self-funded growth in production over the course of 2018. The Company’s balance sheet is much stronger and, with no term debt maturities until October 2019, it is well positioned to execute on its development plans and further enhance its financial strength.

Year End Disclosure Documents

Today, Pengrowth is filing its audited Annual Consolidated Financial Statements and related Management’s Discussion and Analysis, as well as its 40-F containing the AIF dated February 28, 2018, for the year ended December 31, 2017. The documents can be viewed on Pengrowth’s website at www.pengrowth.com. They are also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Hard copies of Pengrowth’s complete Annual Report can also be requested free of charge by contacting Pengrowth Investor Relations at investorrelations@pengrowth.com.

Analyst call

Pengrowth will host an analyst call and listen-only audio webcast beginning at 6:30 A.M. Mountain Time (MT) on Thursday, March 1, 2018, during which management will review Pengrowth's fourth quarter results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:

Toll free: (844) 358-9179 or International: (478) 219-0186
Live listen only audio webcast: https://edge.media-server.com/m6/p/dkpezmni

About Pengrowth:

Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Advisory Regarding Reserves
All reserves, reserve life index, and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties and using GLJ’s January 1, 2018 forecast prices and costs in respect of the December 31, 2017 reserves update. Numbers presented may not add due to rounding.

The estimated value of reserves disclosed in this press release does not represent the fair market value of the reserves. The estimates of reserves and future net revenues for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to effects of aggregation.

SOR refers to the efficiency of a steam injection recovery process and is the measure of steam, in equivalent barrels of water required to produce one barrel of bitumen, currently or at any time.

Proved Reserves refers to those reserves that can be estimated with a high degree of certainty to be recoverable; it is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable Reserves refers to those additional reserves that are less certain to be recovered than Proved Reserves; it is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves.

Total Proved Plus Probable Reserves or 2P means the aggregate of proved reserves and probable reserves.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to expected double-digit growth in exit production; expected exit production of 24,000 boe per day; G&A cost structures expected to decrease by 16 percent and 36 percent, respectively; anticipated $65 million of capital expenditures in 2018 and the focus thereof on adding production volumes at Lindbergh and Groundbirch; expected average daily production in 2018; expectation of Lindbergh being one of the most economic, long life SAGD projects in Canada; allocation of 2018 capital budget; expected long-term growth in production and cash flow from Lindbergh; continued optimization activities at Lindbergh including the drilling of eight additional infill wells; Lindbergh production reaching 18,000 boe per day by the end of the year; expectation of new infill wells to be on stream by the fourth quarter of 2018; anticipated reduction of Lindbergh operating costs by 15 percent; anticipated completion and tie-in of four wells at Groundbirch in the first quarter of 2018; expected increase in production at Groundbirch to 30 MMcf per day by the end of 2018 with initial volumes coming on in April of 2018; expected completion of a compression project at Groundbirch which is expected to allow the Company to shift transportation from Station Two on to the Nova system and expectation that the majority of gas produced at Groundbirch will then be transported to Lindbergh to be used to support the energy requirements of that project; plans to utilize the majority of Groundbirch natural gas in the Company’s thermal operations; anticipated breakdown of expected 2018 production volumes; anticipated net operating expenses and decreases from 2017 actuals; anticipated G&A expenses and decreases from 2017 actuals; Pengrowth being well positioned to execute on a development plan and further enhance its financial strength; and ultimate development potential of Lindbergh. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2018.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional and Non-GAAP Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures including total debt before working capital, total debt including working capital, net operating costs and cash G&A expenses.

With respect to F&D costs disclosed in this press release:

  F&D costs both including and excluding FDC have been presented herein. F&D costs for each reserves category in a particular period are calculated by taking the sum of: (i) exploration and development costs incurred in the period; and (ii) where FDC has been included, the change during the period in FDC for the reserves category; divided by the additions to the reserves category before production during the period. F&D costs exclude the effects of acquisition and dispositions. FD&A costs are calculated in the same manner as F&D costs but include the effect of acquisitions and dispositions.
  In calculating the amounts of F&D costs for a year, the changes during the year in estimated reserves and estimated FDC are based upon the evaluations of Pengrowth’s reserves prepared by its independent qualified reserves evaluators, effective December 31 of such year.
  The aggregate of the exploration and development costs incurred in the most recent financial year and any change during that year in estimated FDC generally will not reflect total F&D costs related to reserves additions for that year.
  F&D costs may be used as a measure of a company's efficiency with respect to finding and developing its reserves.

These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information including reconciliation to the applicable GAAP measure with respect to these additional and non-GAAP measures can be found in the MD&A.

Note to US Readers
We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51- 101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

Current SEC reporting requirements permit, but do not require United States oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs. See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves. The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.